24-10047

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Pet Ecology Brands, Inc.
(Exact name of issuer as specified in its charter)

Texas
(State or other jurisdiction of incorporation or organization)

14822 Venture Drive, Dallas, Texas 75234 (972) 732-8085
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Ralph J. Steckel., 14822 Venture Drive, Dallas, Texas 75234 (972) 732-8085

(Name, address, including zip code, and telephone number, including area code, of agent for service)

424490 and 424990	75-2634649
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

Pet Ecology Brands, Inc.

Ralph J. Steckel, its President

Arthur R. Berger, Chief Financial Officer

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